

02007877

U.S. ... SURY

OMB APPROVAL
OMB = 1505-0100
Expires: September 1998

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37708

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

CANTOR FITZGERALD SECURITIES

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

135 East 57 St.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York	NY	10281 - 1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied* on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.

SEC 1410 (11-84)

AFFIRMATION

I, John G. Martinez, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Cantor Fitzgerald Securities and subsidiaries for the year ended December 31, 2001 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 5 of the consolidated financial statements.



Signature 6/28/02 Date

Senior Vice President and Controller
Title



Notary Public

PAT V. CAPPARELLI
No. 01CA5061425
Notary Public, State of New York
Qualified in Westchester County
My Commission Expires 6/10/06


RECD S.E.C.
2002
536

CANTOR FITZGERALD SECURITIES
AND SUBSIDIARIES
(S.E.C. I.D. No. 8-37708)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Section 405.2
of the regulations pursuant to
Section 15C of the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Securities:

We have audited the accompanying consolidated statement of financial condition of Cantor Fitzgerald Securities and the subsidiaries (the "Partnership") as of December 31, 2001 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Securities and subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 28, 2002

CANTOR FITZGERALD SECURITIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets	
Cash	$ 53,421,951
Cash and securities segregated under federal and other regulations	45,478,569
Securities owned:	
Pledged as collateral	733,007,551
Unencumbered	148,417,711
Securities purchased under agreements to resell	1,373,510,824
Securities borrowed	56,908,063
Receivables from brokers, dealers and clearing organizations	2,759,683,404
Receivables from customers	94,013,027
Fixed assets - net	50,471,014
Other	142,595,740
Total assets	$5,457,507,854
Liabilities and Partners' Capital	
Bank loans payable	$ 128,550,798
Securities sold, not yet purchased	300,586,433
Securities sold under agreements to repurchase	1,823,272,103
Payables to brokers, dealers and clearing organizations	2,438,609,529
Payables to customers	56,602,276
Accounts payable and accrued liabilities	77,193,504
Other liabilities	49,152,770
	4,873,967,413
Minority interest	127,943,139
Partners' capital	455,597,302
Total liabilities and partners' capital	$5,457,507,854

See notes to consolidated statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald Securities (CFS) and its subsidiaries (collectively, the Partnership) principally engage in business as brokers and dealers in U.S. and foreign government, equity, corporate and municipal securities, as a futures commission merchant in commodities and an investment advisor. The Partnership is owned by Cantor Fitzgerald, L.P. (CFLP - 99.50%), CF Group Management, Inc. (CFGM - .25%) and Cantor Fitzgerald Incorporated (CFI - .25%) (collectively, the General Partners). In addition, eSpeed, Inc. (eSpeed), a majority owned subsidiary of the Partnership, operates interactive business-to-business vertical electronic marketplaces. At December 31, 2001, the Partnership owned 43.8% of the outstanding common shares of eSpeed but holds a majority of the voting rights. As a result, the Partnership exercises control over eSpeed and, accordingly, recognizes a minority interest for the remaining 7.9% of the shares owned by CFLP and 48.3% of the shares owned by others.

The consolidated financial statements include the accounts of the Partnership and the subsidiaries the Partnership controls. All significant intercompany account balances and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements. Significant estimates include the provision for September 11 Events, allowance for doubtful accounts, litigation reserves, valuation of intangible assets, and valuation of stock options and warrants.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations consist primarily of securities purchased under agreements to resell, which are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. These funds represent deposits by customers and funds accruing to customers as a result of trades or contracts and include $43,000,000 of securities purchased under reverse repurchase agreements.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Partnership are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased: Marketable securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes with the resulting gains and losses included in earnings in the current period. Investment securities for which there is no ready market are recorded at fair value as determined by management. U.S. Government securities owned of $738,030,290 and sold, not yet purchased of $184,029,700 are held for investment purposes.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements (Repurchase Agreements) and securities purchased under agreements to resell (Reverse Repurchase Agreements) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased / resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of setoff exists under master netting arrangements which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowed and Loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in excess of the market value of the securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives using an accelerated method. Internal and external direct costs of application development and obtaining software for internal use are capitalized and amortized over their estimated economic useful lives of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Intangible assets: Included in Other assets are intangible assets of $9,122,491. Intangible assets consist primarily of purchased patents. The costs incurred in filing and defending patents are capitalized when management believes such costs serve to enhance the value of the patent. Capitalized costs related to issued patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method.

Stock Based Compensation: Awards to employees of options to purchase the common stock of eSpeed are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No expense is recognized for awards under non-compensatory plans. Options and warrants granted to non-employees are accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," where the options or warrants granted are recognized based on the fair value of the options or warrants at the time of the grant.

Income Taxes: For U.S. tax purposes CFS is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership, however, is subject to Unincorporated Business Tax (UBT) in the City of New York for which it records an income tax provision. In addition, eSpeed is subject to income tax as a corporation. CFS's foreign subsidiaries are taxed as corporations.

New Accounting Pronouncements: In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revised previously issued standards for accounting for securitizations and other transfers of financial assets and collateral. For the year ended December 31, 2001, the Partnership adopted those provisions of SFAS No. 140 that relate to certain reclassification and disclosures of collateral, as well as the provisions related to the transfers of assets and extinguishments of liabilities. The adoption of SFAS 140 did not have a material impact on the Partnership's Statement of Financial Condition.

On July 20, 2001, the FASB issued No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As result, the pooling-of-interests method is prohibited. SFAS 142 changes the accounting for goodwill from amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this Statement, which for the Partnership was January 1, 2002. However, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized. The adoption of SFAS 141 and 142 will not have a material impact on the business, results of operations or financial condition of the Partnership.

2. September 11 Events

On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Partnership lost an aggregate of 658 employees (the September 11 Events). The Partnership and CFLP had property and casualty insurance coverage of approximately $82 million in addition to business interruption insurance coverage of approximately $51 million.

As a result of the September 11 Events, fixed assets of the Partnership with a net book value of $39,262,274 were destroyed. As of December 31, 2001, the excess of replacement cost over book value of assets replaced amounted to $2,680,000 and resulted in a gain on replacement of fixed assets. Of the $41,942,274 of total expected insurance proceeds, the Partnership had received $20,476,420 of CFLP's insurance proceeds as of December 31, 2001. The remaining $21,465,854 had been received by CFLP during the year ended December 31, 2001 and will be paid to the Partnership by CFLP in 2002. As a result, the Partnership has not recorded a net loss related to the destruction of its fixed assets.

The Partnership has recognized a net provision of $19,605,137 for non-property damage related to the September 11 Events. Such provision includes the incremental costs associated with substituting external professionals for deceased employees, write-off of software development costs, write-off of goodwill and costs associated with the Partnership's restructuring, including costs associated with the closing of two offices, as a result of the September 11 Events, less refunds received for marketing campaigns which were cancelled after the September 11 Events. The write-off related to software development consists of costs that previously were capitalized but have now been written off because the software being developed related to aspects of the Partnership's business that were adversely affected by the September 11 Events. The write-off of goodwill relates to goodwill associated with the acquisition of TreasuryConnect LLC.

The following table summarizes the provision related to the September 11 Events:

Description	Amount
Accruals	
Professional and consulting fees	$ 6,091,365
Recruitment	2,961,563
Restructuring	4,733,361
Other	1,550,308
	15,336,597
Asset Write Offs	
Software development costs	2,299,913
Goodwill	3,184,773
	5,484,686
Less: Receipt for cancelled marketing campaign	(1,216,146)
Provision for September 11 Events, net	$19,605,137

At December 31, 2001, the accrual balance relating to September 11 Events was $11,847,167, which is included in Other liabilities in the consolidated statement of financial condition. These amounts are expected to be paid in the next 12 months.

In 2002, CFLP received $40,000,000 of insurance proceeds pursuant to its business interruption insurance coverage. For the year ended December 31, 2001, the Partnership has recognized insurance proceeds receivable for such recoveries. Such insurance proceeds receivable are included in Other assets.

The Partnership paid a full year discretionary bonus to the estates of its deceased employees, and has included such amount in compensation expense in the consolidated statement of income for the year ended December 31, 2001. Effective in the fourth quarter 2001, the partnership intends to distribute 25% of its profits that would otherwise be distributable to its partners for the benefit of the families of the partnership's employees who were lost on September 11, 2001. From such distributions the partnership will provide 10 years of health care benefits to the families. These costs will be borne by CFLP and not by the Partnership.

The September 11 Events caused significant disruption to the Partnership's operations, primarily due to the loss of the Partnership's clearance and settlement system and the resulting decision to convert to a service bureau clearance and settlement system within 48 hours. As of the date of this report, the Partnership has completed the reconciliation and balancing of its underlying books and records (as supported by both the lost proprietary clearance and settlement system and the new service bureau clearance and settlement system) to external banks, counterparties, clearing organizations, and custodians.

3. Income Taxes

eSpeed has net operating losses (NOLs) of approximately $51,200,000, which will be available on a carry forward basis to offset future operating income of eSpeed. However, a valuation allowance has been recorded at December 31, 2001 to offset the full amount of the NOLs as realization of this deferred tax benefit is dependent upon generating sufficient taxable income prior to the expiration of the NOLs.

4. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, not yet purchased
U.S. Government securities and options	$ 854,298,750	$ 296,295,890
Equities	9,492,104	4,243,803
Corporate bonds and other	7,066,268	46,740
	870,857,122	300,586,433
Non-marketable investment securities	10,568,140	-
	$ 881,425,262	$ 300,586,433

Securities owned and securities sold, but not yet purchased are reported on a trade date basis. At December 31, 2001, on a settlement date basis, securities owned of $733,007,551 were pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral.

The Partnership carries its non-marketable investment in The NASDAQ Stock Market, Inc. at cost, which approximates fair value.

In addition, securities owned were pledged as collateral to secure bank loans (see Note 7), and the Partnership has pledged securities owned, valued at $33,240,573 to satisfy requirements of clearing organizations.

5. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, principally U.S. Government debt issues.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2001, customer securities with a value of $53,667,397 had been received by the Partnership as collateral for customer receivable balances. Of this amount, $44,583,418 was repledged as collateral under Repurchase Agreements in order to finance customers' debit balances. Such collateral is not reflected in the financial statements. Customer payables include accounts of officers totaling $1,081,282 at December 31, 2001.

6. Acquisitions, Investments and Intangible Assets

Included in Other assets in the consolidated statement of financial condition is Investments totaling $11,732,863 and Intangible assets totaling $9,122,491 as described below:

Acquisitions: During the year ended December 31, 2001, the Partnership acquired TreasuryConnect LLC, and a 10% interest in Freedom International Brokerage for an aggregate purchase price of $11,155,683. Of the total purchase price paid, $170,781 was paid in cash and the balance was paid in the form of eSpeed stock.

Investments: On September 7, 2001, the Partnership wrote off its investments in QV Trading Systems and Visible Markets, Inc., each of which ceased operations in the third quarter of 2001. As a result of the September 11 Events, the Partnership wrote off the goodwill associated with the acquisition of TreasuryConnect, LLC, which totaled $3,184,773.

Intangible Assets: On April 3, 2001, the Partnership purchased the exclusive rights to United States Patent No. 4,903,201 (the Wagner Patent) dealing with the process and operation of electronic futures trading systems that include, but are not limited to, energy futures, interest rate futures, single stock futures and equity index futures. eSpeed purchased the Wagner Patent from Electronic Trading Systems Corporation for an initial payment of $1,750,000 in cash and 24,334 shares of eSpeed's Class A common stock valued at $500,000. The patent expires in 2007. Additional payments are contingent upon the generation of patent-related revenues. The Partnership has capitalized approximately $6,300,000 of legal costs associated with acquisition and defense of the Wagner Patent.

On August 7, 2001, the Partnership purchased the exclusive rights to United StatesPatent No. 5,915,209 (the Lawrence Patent) covering electronic auctions of fixed income securities. The patent expires in 2014. The Partnership purchased the Lawrence Patent for $900,000 payable over three years, and 15,000 warrants to purchase eSpeed's Class A common stock at an exercise price of $16.08, which were valued at $197,000. The warrants expire on August 6, 2011. Additional payments are contingent upon the generation of patent-related revenues.

7. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2001, the Partnership had secured bank loans of $16,750,000 for which it had pledged firm securities owned, on a settlement date basis, valued at $21,240,458. In addition, the Partnership had unsecured bank loans of $111,800,798 at December 31, 2001. Such loans accrue interest at variable rates based on the federal funds interest rate.

8. Securities Received as Collateral

At December 31, 2001, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received in connection with both Reverse Repurchase Agreements, buy/sell back arrangements and securities borrowed. The fair value of such collateral at December 31, 2001 was $1,274,138,488. In the normal course of business this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy segregation and clearing organization requirements. At December 31, 2001, $1,175,838,442 of such collateral had been delivered against securities sold short or repledged by the Partnership.

In addition, commodity and derivative customers have pledged securities to the Partnership in order to satisfy firm margin requirements related to customers' open commodity and derivative positions. The Partnership is permitted to repledge such securities. At December 31, 2001, customer and non-customer securities with a market value of $2,150,000 have been pledged to the Partnership, all of which have been repledged by the Partnership to satisfy the exchange and counterparty margin requirements related to such open positions.

9. Commitments and Contingent Liabilities

Leases: The Partnership and its subsidiaries are obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2016 as follows:

Year Ending December	Amount
2002	$ 6,247,187
2003	5,653,703
2004	5,492,778
2005	4,569,522
2006	4,549,259
Thereafter to 2016	27,190,415
Total	$53,702,864

In 2002, the Partnership leased office space in New York in which it will conduct operations under a two year sublease. The commitments listed above do not include minimum annual rental payments of $2,602,080 for such office space.

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs.

Letter of Credit Agreements: The Partnership, through its subsidiaries, is contingently liable for $41,000,000 at December 31, 2001, under irrevocable uncollateralized letter of credit agreements used in lieu of margin and clearing deposits with clearing organizations.

Legal Matters: In the normal course of operations, various legal actions are brought and are pending against the Partnership, in some of which substantial amounts are claimed. In the opinion of the Partnership's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Partnership's financial condition or the results of its operations.

Risk and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of financial markets around the world. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

10. eSpeed Capital Transactions

eSpeed Secondary Offering: On March 13, 2001, eSpeed and selling stockholders, including CFS, completed a secondary offering of 7,135,000 shares of eSpeed Inc.'s Class A common stock to the public at $20 per share. Of the Class A common stock offered, 2,500,000 shares were sold by eSpeed, and 4,635,000 shares were sold by the selling stockholders, principally CFS. On April 11, 2001, CFS sold an additional 250,000 shares of Class A common stock in connection with the exercise of the underwriters' over-allotment option. Proceeds from the offering, net of underwriting discounts and offering costs were $135,345,884 to eSpeed and CFS. The secondary offering resulted in an increase to minority interest of $46,045,372.

eSpeed Stock Repurchase Plan: On September 10, 2001, eSpeed's board of directors authorized the repurchase of $40,000,000 of outstanding Class A common stock. As of December 31, 2001, eSpeed purchased 24,600 shares for a total of $221,892 under this repurchase plan.

11. Related Party Transactions

The Partnership is provided management and other administrative services by CFLP for which CFLP charges the Partnership based on the cost of providing such services. In addition, the Partnership advances funds to CFLP and its affiliates for their operations. Net amounts owed from CFLP and its affiliates as of December 31, 2001, in the amount of $1,930,661, are included in Other Assets.

CFLP and eSpeed, in conjunction with participants in the energy market, formed TradeSpark to operate a wholesale electronic and telephonic marketplace in North America for natural gas, electricity, coal emissions allowances, and weather financial products. CFLP and eSpeed also formed a limited partnership to acquire an interest in Freedom International Brokerage (Freedom), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. The December 31, 2001 carrying value of eSpeed's investment in TradeSpark and the limited partnership that invested in Freedom approximated $8,800,000 and is included in Other Assets. At December 31, 2001, the Partnership had outstanding net receivables from TradeSpark of $5,000,771 and from Freedom of $1,171,346, which are included in Other Assets.

Under services agreements between eSpeed and TradeSpark and eSpeed and Freedom, eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services and TradeSpark or Freedom provide voice assisted brokerage services, fulfillment services and related services. eSpeed receives certain percentages of transaction revenues depending upon whether transactions are fully electronic or voice assisted brokerage transactions.

In order to provide incentives to the participants in the energy market (the EIPs) to trade on the TradeSpark electronic marketplace, eSpeed issued 5,500,000 shares of its Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock) and 2,500,000 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock) to a limited liability company newly-formed by the EIPs. Upon the satisfaction of certain revenue thresholds and other conditions, principally related to the volume of transactions executed through the TradeSpark marketplace, the Series A Preferred Stock and Series B Preferred Stock are convertible into Series A and B Warrants, respectively, to collectively purchase up to 8,000,000 shares of eSpeed's Class A common stock at an exercise price of $27.94 per share. To the extent that the conditions to full conversion are not satisfied, each share of unconverted Series A and B Preferred Stock may be redeemed at eSpeed's option, or may be converted into 1/100th of a share of eSpeed's Class A common stock. The Partnership will recognize non-cash charges related to the issuance of these shares of preferred stock if and when they are converted over the six-year period from date of issuance if all conditions are met and all shares of preferred stock are converted. The fair value of the Preferred Stock was estimated based on the value of the warrants into which the Preferred Stock would be converted (assuming full conversion), discounted for liquidity, hedging, and dilution issues. The warrants were valued using a modified Black-Scholes pricing model and assumptions as to risk-free interest rate, expected life and range of expected volatility of 6.3%, 10 years, and 32% to 55%, respectively.

Cantor Relief Fund: On September 14, 2001, the Cantor Relief Fund (CRF) was established to provide assistance to the families of victims of the September 11 Events. In 2001, the Partnership made a contribution to CRF by contributing 170,000 shares of eSpeed Class A common stock which had a carrying value approximating $500,000.

12. Employee Benefit Plans

eSpeed Inc. Deferral Plan: Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the Plan) whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Partnership's portion of the expenses associated with the administration of the Plan is currently paid by CFLP at its option.

Incentive Unit Bonus Plan: Under the terms of an Incentive Unit Bonus Plan (the Incentive Plan) of CFLP, certain employees of the Partnership may be granted bonus awards, which consist of Limited Partner Units of CFLP and certain related CFLP payments (the Awards). On the date of any Award, the Partnership recognizes compensation expense equal to the full amount of the Award, and establishes a corresponding liability to CFLP.

Employee Stock Purchase Plan: The Partnership, through its eSpeed subsidiary, has adopted a qualified Employee Stock Purchase Plan (the ESPP) to permit eligible eSpeed employees to purchase shares of eSpeed common stock at a discount. At the end of each quarterly purchase period, as defined, accumulated payroll deductions are used to purchase stock at a price determined by a Stock Purchase Plan Administrative Committee, which will generally not be less than 85% of the lowest market price at various defined dates during the purchase period. eSpeed has reserved 425,000 shares of Class A common stock for issuance under the ESPP. In October 2001, eSpeed suspended the ESPP.

Long-Term Incentive Plan: eSpeed has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan (the LT Plan) which provides for awards in the form of 1) either incentive stock options or non-qualified stock options (NQSOs); 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation; and 6) other awards, the value of which is based in whole or in part upon the value of eSpeed's common stock.

The Compensation Committee of eSpeed's Board of Directors administers the LT Plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of eSpeed and its affiliates.

13. eSpeed Options and Warrants

The fair value of options and warrants was estimated using a modified Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because eSpeed's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options or warrants.

For the year ended December 31, 2001, the weighted average grant date fair value of employee stock options granted was $3.23 estimated using a modified Black-Scholes pricing model and assumptions as to risk-free interest rate, expected life, and expected volatility of 3.25%, three to eight years, and 80%, respectively.

The following table provides details relating to eSpeed's stock options and warrants outstanding as of December 31, 2001.

	Options and Warrants Outstanding			Options & Warrants Exercisable	
Range of Exercise prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number Exercisable	Weighted Average Exercise Price
5.10 to 8.97	3,358,557	$ 5.11	9.8	-	$ -
13.88 to 20.50	2,238,115	16.39	7.0	1,148,737	16.30
21.00 to 31.19	8,773,113	23.76	6.3	4,754,473	22.32
31.63 to 47.25	689,366	40.35	6.6	364,965	38.41
50.38 to 77.00	51,510	57.24	6.1	34,110	56.41
	15,110,661	$ 19.76	7.2	6,302,285	$ 22.34

As a result of September 11 Events, eSpeed fully vested all options for deceased employees of the Partnership, eSpeed and TradeSpark. In addition, the expiration date of options was extended to the fifth anniversary of the option grant date.

14. Municipal Partners

On July 21, 2000, CF Partners, a majority owned subsidiary of the Partnership, purchased the U.S. municipal bond brokerage business and certain other assets of Municipal Partners, Inc. (MPI). CF Partners paid $1,500,000 in cash and eSpeed, Inc. issued 28,374 shares of its Class A common stock valued at $1,350,000. CF Partners originally recognized goodwill of $1,400,000 and eSpeed recognized expense equal to the value of its shares issued. Partner's capital has been restated as of January 1, 2001 to reflect the issuance of eSpeed Class A common shares as an increase in goodwill associated with the acquisition versus corresponding increases in both retained earnings and minority interest.

The goodwill associated with the MPI acquisition was deemed to be impaired as a result of the September 11 Events, and was written down to $1,787,500, representing management's estimate of fair value as of December 31, 2001.

15. Regulatory Requirements

As a registered U.S. Government securities broker-dealer, CFS is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The regulations provide that the ratio of liquid capital to total haircuts (as defined) shall be maintained in excess of 1.2 to 1. The liquid capital, minimum liquid capital required, and ratio of liquid capital to haircuts for the Partnership at December 31, 2001 were $23,864,175, $18,853,501, $5,010,674 and 1.52 to 1, respectively. At May 31, 2002, the unaudited liquid capital, minimum liquid capital required, excess liquid capital, and ratio of liquid capital to haircuts were $110,995,000, $11,034,000, $99,961,000 and 12.07 to 1, respectively.

The Partnership's subsidiaries in which it is a general partner, Cantor Fitzgerald & Co. and Cantor Fitzgerald Partners and eSpeed's subsidiaries, eSpeed Government Securities, Inc. and eSpeed Securities, Inc. are registered broker-dealers with the Securities and Exchange Commission, are subject to various regulatory requirements and restrictions and, accordingly, must maintain minimum capital, as defined. Three foreign subsidiaries of the Partnership, Cantor Fitzgerald International, Cantor Fitzgerald Europe and Martins International Securities, are regulated by the Financial Services Authority in the United Kingdom. The capital and minimum capital required of each subsidiary at December 31, 2001 are set forth below:

At December 31, 2001	Capital	Required Capital	Excess Capital
eSpeed Government Securities, Inc.	$ 64,789,445	$ 25,000	$ 64,764,445
Cantor Fitzgerald International	63,898,000	45,035,000	18,863,000
Cantor Fitzgerald & Co.	51,542,054	2,032,948	49,509,106
Cantor Fitzgerald Europe	22,476,000	11,138,000	11,338,000
eSpeed Securities, Inc.	6,922,754	315,692	6,607,062
Cantor Fitzgerald Partners	3,632,723	100,000	3,532,723
Martins International Securities	1,183,000	824,000	359,000

The regulatory capital requirements referred to above may restrict the Partnership's ability to withdraw capital from its subsidiaries.

16. Financial Instruments and Off-Balance Sheet Risks

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as U.S. and foreign government and equity securities, corporate obligations, options and warrants. For the year ended December 31, 2001, principal transaction revenue was primarily attributable to proprietary positions in equity financial instruments in conjunction with the Partnership's institutional equity business.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the consolidated statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into financial futures contracts to provide an economic hedge for the Partnership's Reverse Repurchase Agreements and Repurchase Agreements and proprietary inventory positions against interest rate fluctuations and foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in principal transaction revenues. The gross notional or contract amounts of these derivative financial instruments and fair value (carrying amount) of the related assets and liabilities at December 31, 2001, as well as the average fair value of those assets and liabilities for fiscal 2001, are presented in the following table:

	Gross Notional / Contract Amount	Period End Fair Values		Average Fair Values	
		Assets	Liabilities	Assets	Liabilities
Options on U.S. government securities	$ -	$ -	$ -	$39,616,080	$(39,616,080)
Financial futures and foreign exchange forward contracts	117,494,879	7,655,630	(545,101)	20,018,002	(14,625,356)
Equity Options	1,425,000	105,000	(46,500)	40,814	(52,438)
Total	$ 118,919,879	$ 7,760,630	$ (591,601)	$59,674,896	$(54,293,874)

The Partnership also earns fees as a broker of matched over-the-counter options on U.S. government securities on a principal basis. Because the contracts are matched, the Partnership is not exposed to market risk.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker and dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements, Securities borrowed and Securities loaned are carried at the contract amounts, including accrued interest, which approximate fair values. The majority of the Partnership's remaining financial instruments are generally short-term in nature and would liquidate at their carrying value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

June 28, 2002

Cantor Fitzgerald Securities
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Cantor Fitzgerald Securities (the "Partnership") for the year ended December 31, 2001, on which we have issued our report dated June 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Section 405.2 of the regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Partnership is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 (b) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the

Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters at December 31, 2001, described in the following paragraph, involving the Partnership's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted the following matters at December 31, 2001, which we believe represent material inadequacies as defined above:

On September 11, 2001, the Partnership's New York office in the World Trade Center complex was destroyed and a significant number of employees lost their lives. This event caused significant disruption, from that date, in the Partnership's internal control, in its procedures for safeguarding securities and in its compliance with certain of the practices and procedures required under Section 405.2. These inadequacies were primarily attributable to 1) the loss of the Partnership's clearance and settlement system and the resulting decision to convert to a service bureau clearance and settlement system within 48 hours, and 2) the lack of sufficient resources available to reconcile and balance, on a timely basis, certain of the Partnership's underlying books and records (as supported by both the lost proprietary clearance and settlement system and the new service bureau clearance and settlement system) to external banks, counterparties, clearing organizations and custodians in order to support the amounts and information in the consolidated financial statements or as required for the computations or activities of the aforementioned regulations.

As of the date of this report, the Partnership has cured the inadequacies relating to 1) the completion of the reconciliation and balancing of its underlying books and records (as supported by both the lost proprietary clearance and settlement system and the new service bureau clearance and settlement system) to external banks, counterparties, clearing organizations and custodians in support of the amounts and information in the basic consolidated financial statements as of and for the year ended December 31, 2001, and 2) the preparation of its computation of total haircuts and liquid capital as of December 31, 2001, as amended, in compliance with the requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934.

Our consideration of the Partnership's internal control and study of its practices and procedures did not extend beyond December 31, 2001; management has represented to us that, as of the date of this report, it is not aware of any continuing material inadequacies, as defined, and, accordingly, it believes that its practices and procedures currently accomplish the objectives referred to in the second paragraph of this report, in all material respects.

This report is intended solely for the information and use of management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies which rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP